Exhibit 21.1

Helios AND MATHESON ANALYTICS INC.

List of Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Fictitious Name (if any)
Helios and Matheson Global Services Pvt. Ltd.	India	None
HMNY Zone Loan LLC	Delaware	None
MoviePass Inc.	Delaware	None
MoviePass Ventures, LLC	Delaware	None
Zone Technologies, Inc.	Nevada	RedZone Map